Exhibit 99.1

Canopy Growth welcomes Houseplant to the family

VANCOUVER, March 27, 2019 /CNW/ - Canopy Growth Corporation ("Canopy Growth" or the "Company") (TSX: WEED) (NYSE: CGC) is pleased to welcome Houseplant, a new brand of Canadian cannabis, to the Canopy Growth family today. Founded by Seth Rogen and Evan Goldberg, Houseplant represents years of product expertise and an unmatched attention to detail within each strain that has been carefully selected and grown.

Canopy Growth welcomes Houseplant to the family (CNW Group/Canopy Growth Corporation)

Commitment to cannabis quality begins with selecting the best genetics and doesn't stop until the customer opens the jar. Canopy Growth has witnessed how carefully Houseplant has chosen each component of their offering to deliver the highest quality product to Canadians.

Under the terms of the partnership, Houseplant will lean on the production and distribution capabilities of Canopy Growth and its licensed subsidiaries to ensure an ample supply of Houseplant flower, Softgel, and pre-rolled formats are rolled out in Canada over the coming months. Through a minority ownership in the new business venture, Canopy Growth will help Houseplant scale quickly and support Houseplant's long-term success.

Canopy Growth has worked closely with Houseplant for almost two years and the entire Canopy Growth team is deeply impressed by their understanding of the cannabis consumer, attention to detail, and hands-on approach to this new partnership. "We could not be more excited to partner with Seth, Evan and the entire Houseplant team. Together we will make Houseplant a cannabis brand synonymous with quality everywhere it is available," said Mark Zekulin, President and Co-CEO of Canopy Growth.

View Houseplant's own release here.

Here's to Future (proudly Canadian) Growth.

About Canopy Growth Corporation
Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. The Company has operations in 12 countries across five continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is ingrained in all we do at Canopy Growth. Canopy Growth operates ten licensed cannabis production sites with over 4.3 million square feet of production capacity, including over 1 million square feet of GMP certified production space. For more information visit www.canopygrowth.com.

About Houseplant
Houseplant is a Canadian cannabis company founded by Seth Rogen, Evan Goldberg and partners, including United Talent Agency (UTA). Houseplant is owned in partnership with Canopy Growth Corporation and offers strains of dried flower cannabis, softgel capsules and pre-rolled joints across Canada. The company is operated by a proud team of Canadians out of Toronto and is dedicated to quality, education, guidance, and elevation of cannabis to enhance the lives of Canadians.

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to future product format offerings. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the Company's ability to satisfy provincial sales contracts or provinces purchasing all cannabis allocated to them, and such risks contained in the Company's annual information form dated June 27, 2018 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake any obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise, unless required by applicable securities laws.

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SOURCE Canopy Growth Corporation

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/March2019/27/c6129.html

%CIK: 0001737927

For further information: D'Arcy McDonell, Media Relations, darcy.mcdonell@canopygrowth.com, 613-697-6945; Investor Relations, Tyler Burns, Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122; Houseplant Contact: media@houseplant.com

CO: Canopy Growth Corporation

CNW 06:12e 27-MAR-19